FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group’s organizational structure	4

Nota de Prensa Press Release

04/12/03

TELEFÓNICA CONCLUDES ITS RESTRUCTURING

Madrid, 4 December 2003.- Telefónica’s Board of Directors Commitee for Appointments and Compensation, at the petition of the Group’s chairman, has agreed to put forward Joaquín Agut Bonfills as CEO of Endemol and, as a consequence of the vacancy he leaves, to propose Joaquín Faura Batle as CEO of Terra.

At the same meeting, the Committee also agreed to appoint Luis Blasco Bosqued as General Manager of Telefónica Contenidos.

Luis Abril Pérez will become General Manager of Corporate Communications.
Alberto Horcajo Aguirre has been named head of Resources -he remains CEO of Atento- upon the resignation of Antonio Palacios Esteban, who the committee expressly thanked for his years of service and dedication to the Group.

Finally, a new Subsidiaries Area has been created, which will be overseen by Guillermo Fernández-Vidal.

This concludes the restructuring of Telefónica Group’s organisational structure which now looks like this:

  1. Three core businesses:

    Telefónica Móviles

    Telefónica de España

    Telefónica Latinoamérica

  2. A new Subsidiaries area, which encompasses TPI, Endemol and Telefónica Contenidos.

  3. A simple and lean Corporate Centre, comprising just five areas:

    Finances and Shared Resources

    Development, Planning and Regulation

    General Secretariat

    Corporate Communications

    Audit and Management Resources

Francisco de Bergia remains General Manager, Assistant to the Chairman, with his previous responsibilities.

These changes mark the end of the restructuring begun in September aimed at adapting the company’s structure to bring this into line with an increasingly demanding industry, simplifying it and focusing more on servicing customers and promoting the Group’s vision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 5, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors